Exhibit 99.5

Points International Ltd. Reports Second Quarter 2011 Results

– Revenue of $32.7 million increased 51% over the prior year period
– Gross Margin1 of $6.2 million increased 44% over prior year period
– EBITDA2 of $1.4 million increased 490% year over year
– Reiterated full year 2011 guidance
– Strong new partner and product launches and global business opportunities; continued robust 2011 partner and product pipeline

Toronto, Canada, August 9, 2011 – Points International Ltd. (TSX: PTX) (NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the second quarter ended June 30, 2011. All financial results are in U.S. dollars and both 2011 and 2010 comparatives have been presented in accordance with International Financial Reporting Standards (“IFRS”).

“Our second quarter performance highlights Points’ continued financial and operational success, as evidenced by our strong growth in revenue and profitability and continued expansion of our loyalty reward program management platform,” said CEO Rob MacLean. “Our exceptional revenue growth was led by increased transactional activity among our existing partners as well as new transactional products and partners added to our platform over the past twelve months. In addition, we were able to deliver meaningful improvements in our profitability metrics with net income and EBITDA expanding nearly six-fold as compared to the prior year period. Expansion in our profitability metrics was driven not only by our year-over-year revenue growth, but also from our continued focus on margin expansion and operating expense discipline.”

MacLean continued, “The second quarter also marked a continuation of our positive momentum in adding new products and transactional partners across our loyalty reward program management platform. Year-to-date, we have welcomed 5 new transactional partners and deployed 23 new products, to end the second quarter with over 163 products and services with approximately 50 partners worldwide. Importantly, during, or just subsequent to the second quarter, we extended several strategic partnerships including American Airlines AAdvantage, Air France KLM, Hawaiian Airlines’ Hawaiian Miles, Hyatt Gold Passport, Virgin Atlantic’s Flying Club, Best Buy’s Reward Zone and Cathay Pacific’s Asia Miles. Our continued ability to expand our pre-existing relationships across our private label and Points.com branded platforms is a key driver of our future growth and ultimately speaks to Points’ growing importance in the loyalty reward program ecosystem.”

Mr. MacLean continued, “Looking forward, we expect to build upon our positive momentum in the back-half of the year and are on track to deliver strong results in-line with our financial objectives for 2011. Critical to our success will be the on-going expansion of our loyalty reward program management platform. As such, we are pleased with our most recent announcement, the addition of Iberia Airlines’ Iberia Plus Frequent Flyer Program to our partner platform. We are very pleased to enter the third quarter with a strong product and partner pipeline and expect the volume of our deployments in the second half of 2011 to be consistent with that of the first half of 2011. We look forward to sharing our success in the coming months.”

Second Quarter 2011 Financial Results

Total revenue was $32.7 million for the second quarter of 2011. Revenue was up 51% over the $21.7 million reported in the second quarter of 2010, and up 15% over the $28.5 million reported in the first quarter of 2011. Principal revenue totaled $30.8 million, an increase of 53% over the $20.1 million in same period last year and up 15% over the $26.7 million reported in the first quarter of 2011. Other partner revenue was $2.0 million, up from $1.6 million in the second quarter of 2010 and up from $1.8 million in the first quarter of 2011.

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1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA [Earnings (loss) before interest, amortization, foreign exchange and impairment costs] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd. Second Quarter 2011 Earnings Results

Gross margin for the second quarter of 2011 was $6.2 million, or 19.0% of total revenue, compared to gross margin of $4.3 million or 19.9% of revenue in the second quarter of 2010. Gross margin for the first quarter of 2011 was $5.1 million, or 17.9% of revenue.

Net income for the second quarter of 2011 was $501,000, or $0.03 per share. This compares to net income of $88,000, or $0.01 per share, in the second quarter of 2010 and a net loss of $189,000, or ($0.01) per share, in the first quarter of 2011.

During the second quarter of 2011, Points reported positive EBITDA of $1.4 million compared to positive EBITDA of $233,000 in the same period of 2010 and positive EBITDA of $313,000 in the first quarter of 2011.

As of June 30, 2011, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors was $43.1 million, up from $41.3 million at the end of the first quarter of 2011. The company remains debt free and is pleased with its overall financial position and its ability to generate positive cash flow.

Second Quarter 2011 Business Metrics

			Q2/11 vs.		Q2/11 vs.
	Q2/11	Q1/11	Q1/11	Q2/10	Q2/10
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,641,292	3,066,878	19%	2,724,245	34%
No. of Points/Miles Transactions	347,134	342,012	1%	286,953	21%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,319,885	2,764,000	20%	2,484,218	34%
No. of Points/Miles Transactions	329,561	321,326	3%	271,374	21%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	321,407	302,878	6%	240,027	34%
No. of Points/Miles Transactions	17,573	20,686	-15%	15,579	13%
Cumulative Registered Users	2,724,144	2,655,605	3%	2,525,059	8%

Points International Ltd. Second Quarter 2011 Earnings Results

Business Outlook
The Company is reiterating its financial guidance for the year ended December 31, 2011, as follows:

  The Company continues to expect revenue to be in the range of $120 million to $130 million, representing a 25% to 36% increase over 2010 revenue
  The Company continues to expect EBITDA to be in the range of $5 million to $8 million
  The Company continues to expect net income to be in the range of $3 million to $6 million, or $0.20 to $0.40 per diluted share

Investor Conference Call
Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 941-2068 ten minutes prior to the start time. International dialers should call (480) 629-9712. In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through August 16, 2011 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 445806.

About Points International Ltd
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

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Caution Regarding Forward-Looking Statements
This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2011 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Transition to IFRS
The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements for the three and six months ended June 30, 2011 and the comparative information presented in these interim financial statements for both the three and six months ended June 30, 2010 and the year ended December 31, 2010.

Points International Ltd. Second Quarter 2011 Earnings Results

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars	June 30,	December	January
(Unaudited)	2011	31, 2010	1, 2010

ASSETS
Current assets
Cash and cash equivalents	$30,593	$28,463	$26,414
Restricted cash	1,789	1,776	802
Funds receivable from payment processors	8,066	4,624	5,855
Security deposits	2,628	2,123	2,463
Accounts receivable	2,209	2,054	1,907
Prepaid expenses and other assets	1,485	1,179	898
Total current assets	46,770	40,219	38,339

Non-current assets
Property and equipment	1,849	1,611	607
Intangible assets	4,873	4,844	2,014
Goodwill	2,580	2,580	2,580
Deferred tax assets	551	984	945
Other assets	467	613	1,033
Total non-current assets	10,320	10,632	7,179
Total assets	$57,090	$50,851	$45,518

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,945	$3,679	$2,820
Provisions	84	102	267
Current portion of other liabilities	654	629	609
Payable to loyalty program partners	37,413	31,337	30,215
Total current liabilities	41,096	35,747	33,911

Non-current liabilities
Other liabilities	845	951	301
Total non-current liabilities	845	951	301

Total liabilities	41,941	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	57,288	56,683	56,662
Contributed surplus	9,441	9,255	8,677
Accumulated other comprehensive income	190	297	-
Accumulated deficit	(51,770)	(52,082)	(54,033)
Total shareholders’ equity	15,149	14,153	11,306
Total liabilities and shareholders’ equity	$57,090	$50,851	$45,518

Points International Ltd. Second Quarter 2011 Earnings Results

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts	For the three months ended		For the six months ended
(Unaudited)
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
REVENUE
Principal	$30,766	$20,063	$57,463	$41,900
Other partner revenue	1,955	1,595	3,726	3,259
Interest	4	5	9	6
Total Revenue	32,725	21,663	61,198	45,165

EXPENSES
Direct cost of principal revenue	26,519	17,356	49,904	36,643
Employment costs	3,258	2,650	6,502	5,331
Marketing & communications	348	282	627	544
Technology services	156	224	302	435
Depreciation and amortization	563	152	1,008	287
Foreign exchange gain	(24)	(13)	(92)	(35)
Operating expenses	1,071	918	2,177	1,750
Total Expenses	31,891	21,569	60,428	44,955

OPERATING INCOME	834	94	770	210
Interest and other charges	(17)	6	(17)	21
EARNINGS BEFORE INCOME TAX	851	88	787	189
Deferred income tax expense (recovery)	350	-	475	(342)
NET INCOME	501	88	312	531

OTHER COMPREHENSIVE LOSS
(Loss) Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $10 and expense of $50 for the three and six months ended June 30, 2011 (2010 – $95 and $7)	(26)	(212)	127	16
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $46 and $92 for the three and six months ended June 30, 2011 (2010 – $18 and $26)	(116)	(39)	(234)	(57)
Other comprehensive loss for the period, net of income tax	(142)	(251)	(107)	(41)

TOTAL COMPREHENSIVE INCOME (LOSS)	$359	$(163)	$205	$490

EARNINGS PER SHARE
Basic earnings per share	$0.03	$0.01	$0.02	$0.04

Diluted earnings per share	$0.03	$0.01	$0.02	$0.04

Points International Ltd. Second Quarter 2011 Earnings Results

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars (Unaudited)	Share Capital	Contributed Surplus	Total Capital	Unrealized gains/(losses) on cash flow hedges	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	312	312
Other comprehensive loss	-	-	-	(107)	(107)	-	(107)
Total comprehensive income	-	-	-	(107)	(107)	312	205
Effect of stock option compensation plan	-	332	332	-	-	-	332
Share issuances	605	(146)	459	-	-	-	459
Balance at June 30, 2011	$57,288	$9,441	$66,729	$190	$190	$(51,770)	$15,149

Balance at January 1, 2010	$56,662	$8,677	$65,339	$-	$-	$(54,033)	$11,306
Net income	-	-	-	-	-	531	531
Other comprehensive loss	-	-	-	(41)	(41)	-	(41)
Total comprehensive income	-	-	-	(41)	(41)	531	490
Effect of stock option compensation plan	-	315	315	-	-	-	315
Share Issuances	3	-	3	-	-	-	3
Balance at June 30, 2010	$56,665	$8,992	$65,657	$(41)	$(41)	$(53,502)	$12,114

Points International Ltd. Second Quarter 2011 Earnings Results

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months		For the six months
(Unaudited)	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Cash flows from operating activities
Net income for the period	$501	$88	$312	$531
Adjustments for:
Depreciation of property and equipment	127	82	230	147
Amortization of intangible assets	436	70	778	140
Unrealized foreign exchange loss	738	302	394	554
Equity-settled share-based payment transactions	163	153	332	315
Deferred income tax expense (recovery)	350	-	475	(342)
Unrealized net (gain) loss on derivative contracts
designated as cash flow hedges	(198)	(365)	(150)	(60)
Changes in non-cash balances related to operations	(1,410)	(3,406)	981	(682)
Net cash provided (used in) by operating activities	707	(3,076)	3,352	603

Cash flows from investing activities
Acquisition of property and equipment	(308)	(836)	(468)	(881)
Additions to intangible assets	(291)	(1,732)	(807)	(2,249)
Changes in restricted cash	-	471	-	(950)
Net cash used in investing activities	(599)	(2,097)	(1,275)	(4,080)

Cash flows from financing activities
Proceeds from exercise of share options	410	2	458	2
Net cash provided by financing activities	410	2	458	2

Net increase (decrease) in cash and cash equivalents	518	(5,171)	2,535	(3,475)
Cash and cash equivalents at beginning of the period	30,810	27,857	28,463	26,414
Effect of exchange rate fluctuations on cash held	(735)	(300)	(405)	(553)
Cash and cash equivalents at end of the period	$30,593	$22,386	$30,593	$22,386

Interest Received	4	5	10	6
Interest Paid	-	-	-	-

Points International Ltd. Second Quarter 2011 Earnings Results

Points International Ltd.
Schedule of Non-IFRS Reconciliations

Gross Margin Information

Expressed in thousands of United	For the three months		For the six months
States dollars	ended		ended
(Unaudited)
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Total Revenue	$32,725	$21,663	$61,198	$45,165
Direct cost of principal revenue	26,519	17,356	49,904	36,643
Gross Margin	$6,206	$4,307	$11,294	$8,522
Gross Margin %	19.0%	19.9%	18.5%	18.9%

Reconciliation of Operating Income to EBITDA

Expressed in thousands of United	For the three months		For the six months
States dollars	ended		ended
(Unaudited)
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Operating income	$834	$94	$770	$210
Depreciation and amortization	563	152	1,008	287
Foreign exchange gain	(24)	(13)	(92)	(35)
EBITDA	$1,373	$233	$1,686	$462

Contact:
Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400